		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 4
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 11, 13	Darren T. Donnelly
		Mark S. Weintraub	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Kerstin R. Tapping
		Ethan P. Minsky, 6, 7, 9	Brock H. Smith	Nicole M. Byres
		Peter Kenward	D. Lawrence Munn, 8	John C. Fiddick
		R. Glen Boswall	Virgil Z. Hlus, 4	Stewart L. Muglich, 8
		Samantha Ip	Jonathan L.S. Hodes, 1, 5	Gwendoline Allison
		Mark J. Longo, 3	Aaron B. Singer	L.K. Larry Yen, 10
		Peter M. Tolensky	Amy A. Mortimore	Jane Glanville
		Richard T. Weiland	Allyson L. Baker, 3	Warren G. Brazier, 4
		Veronica P. Franco	Krista Prockiw	Jeffrey F. Vicq, 15
		Brent C. Clark	Conrad Y. Nest, 10	C. Michelle Tribe
		James T. Bryce	Jonathan C. Lotz	Cam McTavish
		Lisa D. Hobman	Valerie S. Dixon	Satinder K. Sidhu
		Tasha L. Coulter	Kari Richardson	Vikram Dhir, 1
Reply Attention of	Conrad Y. Nest	Adam M. Dlin	Marta C. Davidson	Rina J. Jaswal
Direct Tel.	604.891.7754	Sarah W. Jones	Michal Jaworski	Jun Ho Song, 4, 8, 16
EMail Address	cyn@cwilson.com	Shauna K.H. Towriss	Anna D. Sekunova	Kyle M. Wilson
Our File No.	32056-0002 / CW2697442.3	Kristine P. All	Pratibha Sharma	Angela M. Blake
		Seva Batkin	David A. Hunter	Matthew R. Ely

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

	Canada 1 Alberta 2 Manitoba 3 Ontario 15 Saskatchewan	United States 4 California 5 Colorado 6 District of Columbia 7 Florida 8 New York 9 Virginia 10 Washington 16 Nevada	International 11 Hong Kong 12 South Africa 13 United Kingdom 14 Ireland
July 17, 2009 EDGAR Securities and Exchange Commission 100 F Street NE Washington, DC 20549-7010 USA

Attention:	Ronald E. Alper, Esq.
Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Maverick Minerals Corporation
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed June 5, 2009 - File No. 000-25515

     We write in response to your letter of June 30, 2009 (the “Comment Letter”) with respect to the Proxy Statement filed by Maverick Minerals Corporation (the “Company”). In response to the comments of staff in the Comment Letter, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on EDGAR (the “Amended Proxy Statement”). The following responses are numbered in a manner that corresponds with your comments as set out in the Comment Letter.

Preliminary Proxy Statement on Schedule 14A

General

1.

Please clearly state in your notice and elsewhere in your document, that Donna Rose beneficially owns sufficient shares to assure the outcome of this solicitation. In this regard, indicate her intentions to the extent known.

The Company has included the following disclosure on the notice and on page 3 of the Amended Proxy Statement:

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

Donna Rose beneficially owns 90,268,200 shares of our common stock, representing approximately 93.1% of the issued and outstanding shares of our common stock. Accordingly, Ms. Rose beneficially owns sufficient shares of our common stock to assure the outcome of this consent solicitation. The Company is not aware of Ms. Rose’s intentions with respect to this proposal.

Changes in Control, page 5

2.

Please state whether the Company or any related parties had any relationship with Donna Rose or any related parties prior to the described agreements. If so, please discuss. In addition, indicate the amount currently outstanding under the Credit Facility. Further, please indicate the relationship, if any, with Art Brokerage, Inc. and the reason(s) for the Company’s indebtedness to them.

Please see the revised disclosure on page 6 of the Amended Proxy Statement which expands on the relationships between the Company, Donna Rose, Art Brokerage, Inc. and Senergy Partners LLC.

Proposal 1, page 6

3.	Please expand this discussion to further explain the reason(s) in view of your proposal to increase the authorized common shares available to 750 million in current proposal two.

Please see the revisions to the disclosure on Proposal 1 in the Amended Proxy Statement, expanding on the purposes for the reverse split. Please also see the Company’s response to comment 7 below.

Proposal 2, page 10

4.

Please revise your proposal to approve amendment and restatement of your articles of incorporation so that shareholders are given an opportunity to vote separately on: (1) the increase in the number of authorized shares of common stock; (2) the authorization of preferred stock; (3) the addition of a clause opting out of the acquisition of controlling interest provisions of the Nevada Revised Statutes; (4) the addition of a clause opting out of the combinations with interested stockholders provisions of the Nevada Revised Statutes; (5) the addition of a clause limiting the liabilities of directors or officers; (6) the addition of an indemnification of director or officer clause; and (7) the addition of a purpose clause. See Release No 34-31326 (October 16, 1992). Please also make conforming changes throughout the document including the letter to stockholders. If any of the proposals are to be conditioned upon the approval of any other, so state.

The Company has revised the Amended Proxy Statement as requested.

5.	Please explain the consequences to the majority shareholder and minority shareholders of opting out of the Nevada Statutes in the description of sub-proposals three and four.

The Company has expanded the disclosure as to the consequences of opting out of the controlling stockholder and interested stockholder provisions, see pages 15 and 16 of the Amended Proxy Statement.

6.	Please delete the qualification in the first paragraph below the itemization on page 11. You may reference Schedule A, but all material terms are to be included in the discussion.

The Company has deleted the qualification as requested.

7.

Please expand your discussion in the second paragraph under “Purpose and Effect . ” on page 11 and the last paragraph under “Authorization of “Blank Check” . “ on page 13 to also indicate whether you have any intentions to issue any of the shares. In this regard, clarify that this lack of intention, etc. also applies to the incentive plans discussed in the second paragraph on page 12.

The Company has expanded the disclosure on pages 7 and 12 of the Amended Proxy Statement to include further disclosure on the Company’s intentions to issue further shares of its common stock:

We are presently considering a joint venture production and development opportunity we have identified in South Central Texas. In the event we were to successfully complete the acquisition of such a prospect, of which there is no assurance, we may as part of the purchase or joint venture be required to issue shares of our common stock which would consequently dilute the holdings of current stockholders.

In further response to this comment, the Company has added the following disclosure on page 12 of the Amended Proxy:

We have no intentions at this time to issue any of the additional available authorized shares of our common stock under our equity incentive plans if this proposal is approved.

Increase in the Number of Authorized Shares of Our Common Stock, page 12

8.	Revise this section to also discuss and give effect to the proposal for the reverse stock split and specifically also include those shares in your plans and intentions statement.

The Company has revised the disclosure in the Amended Proxy Statement as requested.

Business Combination with Interested Stockholders Provision, page 14

9.

Please indicate whether you have any plans, intentions, proposals or arrangements with regard to transactions that would be effected by this proposal. In this regard, specifically discuss the impact, if any, this approval of this proposal would have on Senergy Partners LLC. This comment would also apply to your proposal regarding acquisitions with controlling interests on page 15.

The Company has included the following disclosure on page 15 of the Amended Proxy in response to this comment:

We do not believe that opting out of these provisions will affect our majority stockholder and minority stockholders differently. In addition, even if we subsequently become subject to these business combination provisions, we do not believe that opting out of these provisions will have any impact on any transactions between our company and Senergy Partners LLC, a holder of approximately 92.4% of the issued and outstanding shares of our common stock, because these provisions are inapplicable to any interested stockholder who first became an interested stockholder on the date we first have 200 or more stockholders of record solely as a result of our having 200 or more stockholders of record. We have no intentions, plans, proposals or arrangements at this time with regard to transactions that would be effected by this proposal.

In further response to this comment, the Company has included the following disclosure on page 16 of the Amended Proxy in response to this comment:

We do not believe that opting out of these provisions will affect our majority stockholder and minority stockholders differently. In addition, even if we subsequently become subject to these acquisition of controlling interest provisions, we do not believe that opting out of these provisions will have any impact on Senergy Partners LLC, a holder of approximately 92.4% of the issued and outstanding shares of our common stock, because these provisions do not apply to any person or entity which already has a majority or more of all the voting power of our company in the election of directors. We have no intentions, plans, proposals or arrangements at this time with regard to transactions that would be effected by this proposal.

Limitation of Liabilities of Director or Officer, page 15

10.

Please expand this discussion to indicate whether you are aware of any pending, threatened or possible matters that may be impacted by this proposal. This comment would also apply to the indemnification proposal on page 16.

The Company has included disclosure on page 17 of the Amended Proxy disclosing that the Company is not aware of any pending, threatened or possible matters that may be impacted by the proposal.

Forms 10-K and 10-K/A for the Fiscal Year Ending December 31, 2008

11.

In your Form 10-K/A you included only the explanatory note and the financial statements. However, you filed the complete Sarbanes-Oxley Act of 2002 Section 302 certificate of the Chief Executive Officer. Accordingly, you must file the information in the Form 10-K/A that corresponds to the complete certification, including Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation and Item 9A(T), Controls and Procedures.

The Company has agreed to file an amendment to its Form 10-K as requested, however, we disagree that there is any requirement to make this amendment. Pursuant to Rule 12b-15 of the Securities Exchange Act of 1934 you are only required to file the items you are amending along with new certifications by each principal executive and principal financial officer of the registrant. If Item 7 disclosure hasn’t changed since the initial 10-K filing you are not required to include that item every time you do an amendment.

We look forward to any further comments you may have in regard to the Proxy Statement or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly.

Yours truly,

CLARK WILSON LLP

Per: /s/ Conrad Y. Nest

Conrad Y. Nest

CYN/Jhs

cc:	Maverick Minerals Corporation Attention: Robert J. Kinloch